FRONTEER DEVELOPMENT GROUP INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF FRONTEER DEVELOPMENT GROUP INC. (THE “CORPORATION” OR “FRONTEER”) OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE “MEETING”) TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING.  It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost.  The cost of solicitation by management will be borne directly by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation.  A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON OR COMPANY TO REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person’s name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting, or delivered to the chairman prior to the commencement of the Meeting or on the day of any reconvening of the Meeting in case of adjournment.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

The exercise of a proxy does not constitute a written objection for the purposes of subsection 185(6) of the Business Corporations Act (Ontario).

VOTING OF PROXIES

Shares represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a choice is specified with respect to any matter to be acted upon, the shares will be voted accordingly.  Where no choice is specified, shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS INFORMATION CIRCULAR.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of Meeting, or other matters which may properly come before the Meeting.  At the time of printing this information circular the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Each of the directors and senior officers of the Corporation are eligible to participate in the stock option plan of the Corporation (the “Plan”).  At the Meeting, shareholders will be asked to consider and, if thought fit, approve an amendment to the Plan authorizing the issuance of an additional 1,500,000 common shares of the Corporation (“Common Shares”) thereunder.  Directors and senior officers of the Corporation and their associates will not be eligible to vote in respect of such amendment.  See “Particulars of Matters to be Acted Upon – Amendment to Stock Option Plan”.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Common Shares.  At April 28, 2005, the Corporation had issued and outstanding 44,530,234 Common Shares.

The Corporation shall make a list of all persons who are registered holders of Common Shares on May 2, 2005 (the “Record Date”) and the number of Common Shares registered in the name of each person on that date.  Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, not later than ten days before the Meeting, that his name be included in the list.  In such case the transferee is entitled to vote his shares at the Meeting.

To the knowledge of the directors and officers of the Corporation, as of April 28, 2005, no person beneficially owns or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is of significant importance to many public shareholders of the Corporation, as a substantial number of the public shareholders of the Corporation do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this information circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients. The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation (“IICC”). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to IICC well in advance of the Meeting in order to have the Common Shares voted.

EXECUTIVE COMPENSATION

(a)

Compensation of Officers

The following table sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation for the fiscal years ended December 31, 2004, 2003 and 2002, in respect of the individuals who were, at each year-end, the President of the Corporation, the Chief Financial Officer and the Chief Operating Officer and the only other executive officer of the Corporation whose total salary and bonus exceeded $150,000 in fiscal 2004 (the “Named Executive Officers”).

Summary Compensation Table

Name and Title	Fiscal Year Ended	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Mark O’Dea President and Chief Executive Officer	December 31, 2004	106,667	50,000 (2)	35,640 (1)	550,000	Nil	Nil	Nil
	December 31, 2003	Nil	42,000 (2)	100,670 (1)	100,000	Nil	Nil	Nil
	December 31, 2002	Nil	Nil	91,630 (1)	Nil	Nil	Nil	Nil
Mr. Larry Johnson, Chief Financial Officer and Corporate Secretary (3)	December 31, 2004	71,600	Nil	Nil	150,000	Nil	Nil	Nil
	December 31, 2003	17,500	Nil	Nil	100,000	Nil	Nil	Nil
Mr. Rick Valenta, Chief Operating Officer and Vice President, Exploration (4)	December 31, 2004	115,453	50,000	Nil	100,000	Nil	Nil	Nil
	December 31, 2003	36,667	Nil	Nil	300,000	Nil	Nil	Nil

(1)

Paid as a consulting fee to Riftore Consulting Inc. (“Riftore”) for services provided to the Corporation. See “Executive Compensation – Employment Contracts”.

(2)

Paid as a performance bonus to Riftore.

(3)

Mr. Johnson commenced service with the Corporation on September 18, 2003 on a contract basis and was hired as an employee effective January 1, 2004.  Mr. Johnson was Chief Financial Officer and Corporate Secretary of the Corporation until December 21, 2004.

(4)

Mr. Valenta commenced service with the Corporation on September 1, 2003, on a contract basis and was hired as an employee effective May 1, 2004.

(b)

Option Grants in 2004

The following table sets forth details regarding stock options granted to the Named Executive Officers during the fiscal year ended December 31, 2004.

Name and Title	Securities Under Options Granted (#) (1)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($)	Market Value of Securities Underlying Options on the Date of Grant ($)	Expiration Date
Mark O’Dea President and Chief Executive Officer	550,000	19.2%	$1.20	$1.20	September 28, 2009
Mr. Larry Johnson, Chief Financial Officer and Corporate Secretary	100,000	3.5%	$1.20	$1.20	September 28, 2009
	50,000	1.7%	$1.00	$1.00	April 6, 2009
Mr. Rick Valenta, Chief Operating Officer and Vice President, Exploration	100,000	3.5%	$1.20	$1.20	September 28, 2009

(1)

Each option is exercisable to acquire one Common Share.

(c)

Options Exercised and Aggregates Remaining at Year-End

The following table provides detailed information regarding options exercised by the Named Executive Officers during the year ended December 31, 2004 and options held by the Named Executive Officers as at December 31, 2004.

Name and Title	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2004		Value of Unexercised In-the-money Options at December 31, 2004
			Exercisable (#)	Unexercisable (#)	Exercisable (#)	Unexercisable (#)
Mark O’Dea President and Chief Executive Officer	174,000	174,650	351,000	Nil	600,210 (1)	N/A
	Nil	N/A	100,000	Nil	98,000 (2)	N/A
	Nil	N/A	550,000	Nil	341,000 (3)	N/A
Mr. Larry Johnson, Chief Financial Officer and Corporate Secretary	Nil	N/A	66,667	33,333	74,667 (4)	37,333 (4)
	Nil	N/A	16,667	33,333	13,667 (5)	27,333 (5)
	Nil	N/A	100,000	Nil	62,000 (3)	N/A
Mr. Rick Valenta, Chief Operating Officer and Vice President, Exploration	Nil	N/A	66,667	133,333	74,667 (4)	149,333 (4)
	Nil	N/A	100,000	Nil	98,000 (2)	N/A
	Nil	N/A	100,000	Nil	62,000 (3)	N/A

(1)

Based on the closing price of the Common Shares on December 31, 2004 of $1.82 less the exercise price of such options of $0.11.

(2)

Based on the closing price of the Common Shares on December 31, 2004 of $1.82 less the exercise price of such options of $0.84.

(3)

Based on the closing price of the Common Shares on December 31, 2004 of $1.82 less the exercise price of such options of $1.20.

(4)

Based on the closing price of the Common Shares on December 31, 2004 of $1.82 less the exercise price of such options of $0.70.

(5)

Based on the closing price of the Common Shares on December 31, 2004 of $1.82 less the exercise price of such options of $1.00.

Employment Contracts

The Corporation has entered into an agreement dated December 1, 2003 with Riftore relating to the provision of services to the Corporation by Mark O’Dea as the representative of Riftore. The agreement was for a term of one year, expiring November 30th, 2004. Pursuant to the agreement, Riftore was to receive an annual fee of $110,000 (plus GST) to provide services to the Corporation for 50 weeks during the course of the year. The fee was paid to Riftore bi-weekly. The agreement was terminated effective May 1, 2004 at which time Mr. O’Dea accepted an employment contract with the Corporation at an annual salary of $160,000.

Mr. Larry Johnson commenced service with the Corporation  on September 18, 2003, on a contract basis.  The agreement between the Corporation and Mr. Johnson was for a term of one year, expiring September 17, 2004. Pursuant to the agreement, Mr. Johnson was to receive an annual fee of $60,000 to provide services to the Corporation for 50 weeks during the course of the year.  The agreement was terminated and Mr. Johnson was hired as an employee effective January 1, 2004 at an annual salary of $70,000.  Mr. Johnson resigned from his position as Chief Financial Officer and Corporate Secretary of the Corporation effective December 21, 2004.

Mr. Valenta commenced service with the Corporation on September 1, 2003, on a contract basis pursuant to a consulting agreement between the Corporation and Valenta Consulting Inc. (“Valenta”).  The agreement was for a term of one year, expiring August 31, 2004. Pursuant to the agreement, Valenta was to receive an annual fee of $110,000 to provide services to the Corporation for 50 weeks during the course of the year.  The agreement was terminated and Mr. Valenta was hired as an employee effective May 1, 2004 at an annual salary of $125,000.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Mr. Oliver Lennox-King (Chairman), Mr. Donald McInnes and Mr. Lyle Hepburn constitute all members of the Compensation Committee of the board of directors of the Corporation (the “Board”).  These individuals are unrelated within the meaning of applicable TSX guidelines.  The Compensation Committee meets at least annually to receive information on and determine matters regarding executive compensation, in accordance with policies approved by the Board.

REPORT ON EXECUTIVE COMPENSATION

The Corporation’s compensation philosophy for executives follows three underlying principles, namely: (i) to provide a compensation package that encourages and motivates performance; (ii) to be competitive with companies of similar size and scope of operations so as to attract and retain talented executives; and (iii) to align the interests of its executive officers with the long-term interests of the Corporation and its shareholders through stock based programs.

When determining both compensation policies and individual compensation levels for executive officers, including the Chief Executive Officer, the Compensation Committee takes into consideration a variety of factors.  These factors include the overall assessment of the Board and Compensation Committee concerning the executive’s individual performance; the individual’s contribution towards meeting corporate objectives, levels of responsibility and length of service; industry comparables; and the overall financial and operating performance of the Corporation.

Executive compensation is comprised primarily of a base salary and participation in the Plan and may also consist of bonuses which are awarded on occasion.

The salary for each executive officer’s position is primarily determined having regard for the individuals responsibilities, individual performance factors, overall performance of the Corporation and the assessment of such individuals as presented by management to the Board and Compensation Committee.

The Compensation Committee or the Board, subject to approval by regulatory authorities, may from time to time grant stock options to executive officers under the Plan.  Grant of options are intended to emphasize the executive officer’s commitment to the Corporation’s growth and enhancement of share value.  The grant of stock options also assists the Corporation in attracting and retaining qualified executives.  Options are reviewed at least annually and are usually granted to newly hired executives at the commencement of employment.  Existing options held by individuals are taken into consideration in determining whether additional option grants will be made.  During 2004, the Compensation Committee and the Board considered and approved the grant of 550,000, 150,000 and 100,000 stock options to the Chief Executive Officer, Chief Financial Officer and Vice President Exploration of the Corporation respectively.  Also during the year, the Compensation Committee and the Board approved the payment of a bonus of $50,000 to each of the Chief Executive Officer and Vice President Exploration of the Corporation in recognition of their commitment to securing Turkish mineral exploration properties for the Corporation.

PERFORMANCE GRAPH

The following graph compares the Corporation’s cumulative total shareholder return with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Index), assuming a $100 investment in Common Shares on May 8, 2001 and reinvestment of dividends during the period.

COMPENSATION OF DIRECTORS

Commencing in 2005, the directors of the Corporation are paid a base fee of $7,500 per annum, plus $5,000 per annum if they are a member of a Board committee, plus $2,500 per annum if they chair a Board committee.  Directors were not paid any fees for their service as directors or committee members in 2004.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board.  The Board may award special remuneration to any director undertaking any special services on behalf of the Corporation other than services ordinarily required of a director.  No director received any compensation for his services as a director, including committee participation and/or special assignments, in 2004.

Directors are also entitled to participate in the Plan.  As of April 28, 2005, the Corporation has outstanding 4,153,000 options under the Plan of which an aggregate of 1,893,000 options are held by directors of the Corporation.

At the Meeting, shareholders will be asked to consider and, if thought fit, approve certain amendments to the Plan.  See “Summary of Stock Option Plan” and “Particular of Matters to be Acted Upon – Amendment to Stock Option Plan”.

Beach Hepburn, LLP a law firm of which a director is a partner provided legal services to the Corporation during 2004 in the aggregate amount of $28,445.

EQUITY COMPENSATION PLANS

Set forth below is a summary of securities issued and issuable under all equity compensation plans of the Corporation as at December 31, 2004.  As of December 31, 2004, the Plan is the only equity compensation plan of the Corporation.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,153,000	$0.94	152,507
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,153,000	$0.94	152,507

SUMMARY OF STOCK OPTION PLAN

The shareholders of the Corporation approved the Plan on June 7, 2004. The Plan permits the grant of up to 6,000,000 options net of expired or cancelled options issued pursuant to previous option grants. An aggregate of 6,672,500 options (representing 15.0% of the issued and outstanding Common Shares as of April 28, 2005) have been granted under the Plan of which 1,694,493 options (representing 3.8% of the issued and outstanding Common Shares as of April 28, 2005) have been exercised and 825,007 options expired or were cancelled.  Accordingly, 4,153,000 Common Shares (representing 9.3% of the issued and outstanding Common Shares as of April 28, 2005) are currently reserved for issuance pursuant to options granted under the Plan and the Corporation may grant an additional 152,507 options under the Plan.

The purpose of the Plan is to attract, retain and motivate persons as key service providers to the Corporation and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Corporation. The options are non-assignable and may be granted for a term not exceeding 10 years.

Options may be granted under the Plan only to directors, officers, employees and other service providers (or corporations controlled by such persons) subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Common Shares may be listed or may trade from time to time.  The number of Common Shares reserved for issue to any one person pursuant to the Plan (together with Common Shares issuable under other share compensation arrangements) may not exceed 5% of the issued and outstanding Common Shares at the date of such grant. The number of Common Shares reserved for issuance to insiders pursuant to the Plan (together with Common Shares issuable under other share compensation arrangements) may not exceed 10% of the issued and outstanding Common Shares.  The number of Common Shares issued to insiders under the Plan (together with Common Shares issuable under other share compensation arrangements) within a one-year period may not exceed 10% of the issued and outstanding  Common Shares.  The number of Common Shares issued to any one insider and such insider's associates under the Plan (together with Common Shares issuable under other share compensation arrangements) within a one-year period may not exceed 5% of the issued and outstanding Common Shares.  Options vest at the discretion of the Board.  In the event that an option holder ceases to be a director, officer, employee or other eligible service provider of the Corporation, the optionee may, with the consent of the Board, exercise any unexercised options within a period of 90 days following such cessation, subject to the earlier expiration or vesting restrictions of the options.  In the event of the death of an option holder, the personal representatives of the optionee may, with the consent of the Board, exercise any unexercised options within a period of one year following such death, subject to the earlier expiration or vesting restrictions of the options.  The Plan may be amended or discontinued by the Board at any time, subject to applicable regulatory and shareholder approvals, provided that no such amendment may materially and adversely affect any option previously granted under the Plan without the consent of the optionee, except to the extent required by law.  The exercise price of options issued may not be less than market price of the Common Shares on the day preceding the day on which the option is granted, subject to applicable stock exchange rules.

At the Meeting, shareholders will be asked to consider, and if thought fit, approve a resolution substantially in the form attached hereto as Schedule I hereto, to amend the Plan to authorize the issuance of an additional 1,500,000 Common Shares thereunder.  See “Particulars of Matter to be Acted Upon – Amendment to Stock Option Plan.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior management of the Corporation consider good corporate governance to be central to the effective and efficient operation of the Corporation.

The TSX has set out a series of guidelines for effective corporate governance (the “TSX Guidelines”). The TSX Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The TSX requires the disclosure by each listed corporation of its approach to corporate governance with reference to the TSX Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance. The Canadian Securities Administrators have also issued Proposed National Policy 58-201 - Corporate Governance Guidelines and Proposed National Instrument 58-101 - Disclosure of Corporate Governance Practices.  This proposed National Policy and proposed National Instrument have been put forward for comment in order to improve corporate governance practices in light of recent corporate governance related developments in Canada and in the United States. While the proposed National Policy and National Instrument are not yet in force, the Board has undertaken to re-examine its corporate governance practices in the context of the proposed legislation in order to improve its corporate governance practices and will implement any applicable changes to its practices where appropriate. In connection therewith, the Board has undertaken a number of initiatives 2004 and 2005, including:

•

the preparation and adoption of charter documents for the Board and the various committees of the Board;

•

a review of compensation paid to directors to ensure remuneration and the method of payment is appropriate to enable the Corporation to attract directors;

•

the appointment of a lead director who is an unrelated and outside director and the adoption of a mandate for such lead director;

•

a policy mandating in camera sessions of the independent and unrelated directors;

•

a review of the Corporation’s disclosure and insider trading policy;

•

the preparation and assessment of a code of ethics and policies regarding business conduct;

•

a consideration of an appropriate policy and process relating to internal disclosure controls and procedures; and

•

the search for and appointment of, new directors.

The Board is committed to pursuing its objective of continuously improving corporate governance practices and intends to implement changes to its practices where appropriate.

Set out below is a description of the Corporation’s approach to corporate governance in relation to the TSX Guidelines.

Guideline 1

The Board of Directors should explicitly assume responsibility for stewardship of the Corporation.

Comment:

The mandate of the Board is to supervise the management of the business and affairs of the Corporation. The Board has plenary power (that is, any responsibility which is not delegated to senior management or to committees of the Board remains with the Board) and, as part of its overall stewardship responsibility, assumes responsibility for the following matters:

Adoption of a Strategic Planning Process

The Board is charged with taking an early, active and direct role in the strategic planning process, including considering such matters as acquisitions of properties, divestitures of properties, financing and public relations. Management is responsible for the day-to-day operations of the Corporation; however, the Board takes an active role in reviewing projects and statements of corporate direction with supporting plans for implementation on a regular basis.  In addition, the Board monitors the success of management in implementing and adhering to approved objectives, budgets and strategies.

Identification of the Principal Risks of the Corporation’s Business and
Ensuring the Implementation of Appropriate Systems to Manage These Risks

Mineral exploration is inherently unpredictable.  Future metal prices, the success of exploration and development programs and other property transactions can have a significant impact on capital requirements.

The Board has identified the principal risks of the Corporation to be the price of various metals in the international markets and the affect those prices have on the ability of the Corporation to raise the financing required to carry out its exploration activities and the success of the Corporation’s exploration activities.

The Board has assigned the responsibility for monitoring these risks to the Chief Executive Officer of the Corporation.  The Board reviews all activities of the Chief Executive Officer regularly at meetings of the Board.

Succession Planning, Including Appointing, Training and Monitoring Senior Management

The Board makes all senior officer appointments. The Compensation Committee monitors their performance and is responsible for succession planning and management development.

A Communications Policy for the Corporation

The Board has adopted a communications policy which requires the Corporation to disseminate the material results of its ongoing business and exploration activities and financial operations on a regular and timely basis.  The Corporation's CEO and Manager of Corporate Communications is responsible for the Corporation’s investor relations activities and all communications with and from shareholders. Most of the Corporation’s communications with its shareholders are reviewed by the Board including annual financial statements, annual reports, management’s discussion and analysis of operating results, quarterly results and management’s comments thereon, proxy solicitation materials and press releases relating to material changes (except for periodic press releases on exploration results, whether material or not which are reviewed by management and interested third parties only).

The Integrity of the Corporation’s Internal Control and Management Information Systems

The Audit Committee has been mandated to review with management the Corporation’s internal control and management information systems. The Audit Committee meets with the Corporation’s external auditors each year to assess the integrity of the Corporation’s internal control systems.

Guidelines 2 and 3

The Board should be constituted with a majority of unrelated directors.

Comment:

The Board is currently comprised of five directors. The Board believes that there are currently four “unrelated” directors and one “related” director within the meaning of the TSX Guidelines.

Pursuant to the TSX Guidelines, an “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings.  Based on this definition, all of the directors of the Corporation are “unrelated” directors except for Mark O’Dea is considered to be a “related” director as he is the President and Chief Executive Officer of the Corporation. Although Lyle Hepburn is a partner in the law firm of Beach, Hepburn LLP, which provides legal services to the Corporation, he is considered an "unrelated" director based upon the foregoing definition.

The TSX Guidelines makes an informal distinction between inside and outside directors. The TSX Guidelines considers an inside director to be a director who is an officer or employee of the Corporation or any of its affiliates. Each of the named “unrelated” directors are also considered to be “outside” directors of the Corporation by virtue of the fact they are not officers or employees of the Corporation.

Guideline 4

The Board of Directors should appoint a committee of directors composed exclusively of outside directors with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.

Comment:

The Compensation Committee determines nominations to the Board. Nominations are generally the result of recruitment efforts by members of the Compensation Committee and informal and formal discussions with members of the Board. At the present time, the Compensation Committee is made up of three outside and unrelated directors.

Guideline 5

The Board of Directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

Comment:

The Board reviews, on an ongoing basis, the effectiveness of the Board as a whole, the Audit Committee, the Governance Committee and the Compensation Committee and the contribution and effectiveness of individual directors. See “Guideline 9” for further details regarding these committees.

Guideline 6

The Corporation, as an integral element of the process for appointing new directors, should provide an education and orientation program for new recruits to the Board.

Comment:

The Corporation has an informal orientation and education program for new members of the Board that has been prepared by management of the Corporation in order to ensure that new directors are familiarized with the Corporation’s business and the procedures of the Board. In addition, new directors receive copies of Board material and other material regarding the business and operations of the Corporation (including recent annual reports, annual information forms, proxy solicitation materials and various other operating, property, budget and technical reports) and are encouraged to visit and meet with management on a regular basis.

Guideline 7

The Board of Directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

Comment:

The Board considers its size each year when it passes a resolution determining the number of directors to be elected at each annual meeting of shareholders. In determining its appropriate size, the Board considers such matters as what is the appropriate size to properly administer the affairs of the Corporation while maintaining a diversity of views and experience. The Board has considered its present size and has determined that at this time five members is appropriate to effectively carry out the duties of the Board given the Corporation’s current status. Five Nominees are proposed for election to the Board at the Meeting.

Guideline 8

The Board of Directors should review the adequacy and form of compensation of directors to ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Commencing in 2005, the directors are paid a base fee of $7,500 per annum, plus $5,000 per annum if they are a member of a Board committee, plus $2,500 per annum if they chair a Board committee.  Directors were not paid any fees for their services as directors or committee members in 2004.

Directors are also entitled to participate in the Plan and to reimbursement for expenses incurred in attending directors’ and shareholders’ meetings. The Compensation Committee will periodically review the compensation paid to directors.

Generally, the Board meets a minimum of four times each year. In addition, the Board meets at other times when matters requiring its approval are raised and the timing is such that it is not prudent or possible to wait for a regularly scheduled quarterly meeting.

Guideline 9

Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated, although some board committees, such as the executive committee, may include one or more inside directors.

Comment:

The Board currently has three subcommittees: the Audit Committee the Governance Committee and the Compensation Committee. Each of the committees is entirely comprised of outside and unrelated directors. The functions of a nominating committee are performed by the Compensation Committee. From time to time, the Board will form ad hoc committees to consider specific transactions comprised of persons unrelated to the transaction.

A description of each of the committees of the Board is set forth below:

(a)

the Audit Committee, comprised of Messrs. McInnes, Bell and Lennox-King, has been given responsibility for reviewing the Corporation’s financial reporting and monitoring the Corporation’s internal controls and financial information systems (see Guideline 13 for a more detailed description of the Audit Committee’s responsibilities);

(b)

the Compensation Committee, comprised of Messrs. McInnes, Hepburn and Lennox-King, has been given responsibility for:

(i)

establishing and reviewing levels of salary, bonus, benefits and incentives provided to senior officers of the Corporation;

(ii)

considering terms of employment of senior officers of the Corporation; and

(iii)

making recommendations as to grants of options pursuant to the Plan; and

(c)

The Governance Committee, comprised of Messrs. McInnes, Hepburn and Bell, has been given responsibility for assisting the Board in fulfilling its responsibilities by overseeing the Corporation’s corporate governance policies and making policy recommendations aimed at enhancing Board effectiveness.

The Board has adopted charters for each of its committees.

Guideline 10

The Board of Directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for developing the Corporation's approach to governance issues.

Comment:

As discussed above, the Board has established a Governance Committee which has been assigned the general responsibility for developing the Corporation’s approach to governance issues.  The Governance Committee reviews the Corporation’s corporate governance practices to ensure continued compliance with applicable stock exchange rules and applicable laws as well as proposed corporate governance initiatives where appropriate.

The Corporation has adopted corporate governance guidelines to assist the Board and Governance Committee in meeting its corporate governance responsibilities.

Guideline 11

The Board of Directors, together with the Chief Executive Officer, should develop position descriptions for the Board of Directors and for the Chief Executive Officer, involving the definition of the limits to management’s responsibilities. In addition, the Board of Directors should approve or develop corporate objectives which the Chief Executive Officer is responsible for meeting.

Comment:

The Board responds to and, if it considers appropriate, approves, with such revisions as it may require, corporate objectives and recommended courses of action which have been brought forward by the President and Chief Executive Officer and management. In addition to those matters which must be approved by the Board by law, significant business activities and actions proposed to be taken by the Corporation are subject to approval by the Board.

Annual capital and operating budgets and significant changes thereto, long range plans, major changes in the organizational structure of the Corporation, annual financial statements, major acquisitions and dispositions, major financing transactions involving the issuance of shares, flow-through securities, acquisitions of properties, long term contracts with significant cumulative financial commitments, appointments of senior executive officers, benefit plans, amendments to stock option plans, issuance of stock options and succession plans are all subject to approval of the Board or, where appropriate, a duly authorized committee of the Board.

In addition, the Board is responsible for overseeing the strategic direction of the Corporation, monitoring the performance of the Corporation’s assets and assessing opportunities for and risks affecting the Corporation’s business and assessing means to effectively deal with the same.

The Board, together with the Chief Executive Officer have developed a Board mandate which sets out the responsibilities and duties of the Board.

A position description for the Chief Executive Officer has also been completed and adopted.  This document sets out in detail the responsibilities and duties of the Chief Executive Officer of the Corporation.

Guideline 12

The Board of Directors should have in place appropriate structures and procedures to ensure that it can function independently of management.

Comment:

In order to ensure that the Board can function independently of management, the unrelated directors of the Board and all committees of the Board have implemented a practice to meet separately from the related director as an ad hoc subcommittee of the Board on a periodic basis. The Compensation Committee reviews the Board’s procedures on an ongoing basis to ensure that it can function independently of management.

Guideline 13

The Audit Committee of the Board of Directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

Comment:

The Audit Committee currently consists of three directors, Messrs. McInnes, Bell and Lennox-King, each of whom is an outside and unrelated director. All members of the Audit Committee are financially literate, which includes the ability to read and understand the Corporation’s financial statements. Mr. Oliver Lennox-King is a former qualified accountant. The Audit Committee meets on at least a quarterly basis with representatives of management for the express purpose of reviewing the Corporation’s quarterly and annual financial statements, the Corporation’s financing plans and the adequacy of internal controls over financial and reporting systems and the effectiveness of the Corporation’s management information systems.  The Audit Committee also reviews and recommends to the Board the approval of the auditors’ fees.

Guideline 14

The Board of Directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.

Comment:

Individual directors may engage outside advisors at the Corporation’s expense and with the authorization of the Board in order to provide advice to the director for the purpose of assisting the director in performing his duties as a director of the Corporation. The Audit Committee may engage outside advisors at the Corporation’s expense without any further authorization.

INDEBTEDNESS OF OFFICERS AND DIRECTORS TO THE CORPORATION

No officer or director of the Corporation was indebted to the Corporation, at any time during its last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No material transactions were entered into during the year ended December 31, 2004 by the Corporation with any director or senior officer of the Corporation, any principal shareholder of the Corporation or any associate or affiliate of the foregoing.  No material transactions are proposed to be entered into with such persons by the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The articles of the Corporation provide that the Board may consist of a minimum of one and a maximum of ten directors, to be elected annually.  Each director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of the Corporation.

At the Meeting, shareholders will be asked to elect five directors (the “Nominees”). The following table provides the names of the Nominees and information concerning them. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director.

Name and Province and Country of Residence	Position with Corporation	Period of Service as a Director	Present Principal Occupation	Number of Common Shares Beneficially Owned or Over Which Control is Exercised (4)
Mark O’Dea British Columbia, Canada	President, Chief Executive Officer and Director	May 7, 2001 to present	President, Chief Executive Officer of the Corporation	10,000 (5)
Donald McInnes (1) (2) (3) British Columbia, Canada	Director	June 13, 2001 to present	President and director of a number of publicly traded mineral exploration companies	Nil
George Bell (1)(3) Ontario, Canada	Director	December 18, 2003 to present	President and Chief Executive Officer of Hornby Bay Exploration Limited, mineral exploration company	Nil
Oliver Lennox-King (1)(2) Ontario, Canada	Lead Director	November 4, 2003 to present	Director of Dumont Nickel Corporation, Tiomin Resources Inc. and Metallica Resources Inc., mineral exploration companies	400,000
Lyle R. Hepburn (2)(3) Ontario, Canada	Director	April 15, 2004 to present	Lawyer	14,500

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Governance Committee.

(4)

The information as to Common Shares beneficially owned or over which the Nominees exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective Nominees individually as at April 28, 2005.

(5)

2,000 of these Common Shares are held by Riftore.

IF ANY OF THE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Set forth below is a description of each of the Nominees (including their principal occupation for the last five years):

Dr. Mark O’Dea has 15 years experience in the mineral resource sector and holds a Ph.D. in structural geology.  He has worked internationally as an explorationist for both senior and junior resource companies, and from 1997 to 1999, he was a senior geologist with the mining and exploration division of SRK Consulting Canada.  In 1999, Mark founded Riftore Consulting Inc., providing structural geology services to the mining industry.  He has been President and CEO of Fronteer since May 2001.  He is also a director of Frontera Copper Corporation, a near term copper producer.

Mr. Donald McInnes graduated with a B.A. from Dalhousie University in 1987.  From 1987 to 1993 he was project manager for Equity Engineering Ltd. a mineral exploration consulting company, based in Vancouver, British Columbia.  Since 1993, Mr. McInnes has been founder, President and a director of a number of publicly traded mineral exploration companies. Mr. McInnes is a Director and past President of the B.C. and Yukon Chamber of Mines and is a director of the Prospectors and Developers Association of Canada and the Pacific Mineral Museum.

George Bell is President & Chief Executive Officer of Hornby Bay Exploration Limited, a junior uranium and diamond exploration company listed on the TSX Venture Exchange. He has more than 36 years of experience in the international natural resource industry. From 1967 to 1996, he held several senior executive positions with the Noranda Inc. group of companies. Mr. Bell holds a B.Sc. in Business Administration from the University of North Dakota (1967) and has held directorships and executive positions in the Americas, Asia and Europe. Currently, he is also a director of Southern Cross Resources Inc. which is listed on the Toronto Stock Exchange (the "TSX").

Oliver Lennox-King has over 28 years’ experience in the mineral resource industry and has had a wide range of experience in financing, research and marketing. He was instrumental in the formation of Southern Cross Resources Inc. in 1997. Mr. Lennox-King was formerly President of Tiomin Resources Inc. from 1992 to 1997, and Chairman of Pangea Goldfields Inc. from 1994 to 1997. From 1980 to 1992, he was a mining analyst in the Canadian investment industry. From 1972 to 1980, he worked in metal marketing and administrative positions at Noranda Inc. and Sherritt Gordon Ltd. He is also a director of Dumont Nickel Corporation, Tiomin Resources Inc. and Metallica Resources Inc.

Mr. Lennox-King was a director of Unisphere Waste Conversion Ltd. a company listed on the TSX – Venture exchange.  He resigned as a director of this company on February 9, 2005, immediately before a subsidiary of this company filed a Notice of Intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

Lyle R. Hepburn is a partner in the Toronto law firm of Beach, Hepburn LLP. Since co-founding Beach, Hepburn LLP in 1985, Mr. Hepburn’s practice has been focused primarily on advising and representing public mining and mineral exploration companies. Mr. Hepburn is a director of Gitennes Exploration Inc., North Atlantic Resources Ltd. and First Nickel Inc., all of which are mineral exploration companies listed on the TSX, and the Corporate Secretary of Aber Diamond Corporation, a diamond specialist company listed on the TSX and NASDAQ.

Appointment of Auditor

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP (“PWC”), Chartered Accountants, as auditors of the Corporation for the year ending December 31, 2005, and to authorize the directors to fix their remuneration.  PWC was first appointed auditor at the Corporation’s meeting of shareholders in June 2004.

Amendment to Stock Option Plan

The shareholders of the Corporation approved the Plan on June 7, 2004.  A maximum of 6,000,000 Common Shares may be issued pursuant to options granted under the Plan.  As of April 28, 2005, the Corporation had granted an aggregate of 5,847,493 options under the Plan which have not been cancelled or expired, of which 1,694,493 options have been exercised.  Accordingly, an aggregate of 4,153,000 Common Shares remain issuable pursuant to options outstanding under the Plan, and the Corporation may grant an additional 152,507 options under the Plan, as of such date.  See “Summary of Stock Option Plan”.  At the Meeting, shareholders will be asked to consider and, if thought fit, approve a resolution substantially in the form attached as Schedule I to this management information circular authorizing an amendment to the Plan to authorize the issuance of an additional 1,500,000 Common Shares thereunder (the “Option Plan Resolution”).  Directors and senior officers of the Corporation and their associates will not be eligible to vote in respect of the Option Plan Resolution. To the knowledge of the Corporation, such persons hold an aggregate of 424,500 Common Shares as of the date hereof.  Approval of the Option Plan Resolution will be obtained if a majority of the votes cast are in favour thereof.

If the Option Plan Resolution is approved, the Corporation will be able to issue an aggregate of 5,805,507 additional Common Shares (representing 13.0% of all of the issued and outstanding Common Shares as of April 28, 2005) pursuant to options granted under the Plan, of which (i) 4,153,000 Common Shares will be issuable pursuant to the exercise of options currently outstanding under the Plan; and (iii) 1,652,507 Common Shares will be available for future option grants options under the Plan subject to any limitations imposed by applicable regulations, laws, rules and policies.

Management is of the opinion that the increase in the number of Common Shares available for issuance under the Plan would be beneficial to the Corporation as it would provide the Corporation with greater flexibility to the Corporation to continue to attract and retain qualified senior management, directors and other service providers.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE OPTION PLAN RESOLUTION, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST THE OPTION PLAN RESOLUTION.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Shareholders of the Corporation may request a copy of the Corporation’s consolidated financial statements and management discussion and analysis by writing to the Manager of Corporate Relations, Fronteer Development Group Inc. 1640 – 1066 West Hastings Street, Vancouver B.C. Canada V6E 3X1 or calling (604) 632-4677.

Financial information is provided in the Corporation’s comparative consolidated financial statements and management discussion and analysis for its most recently completed financial year.

*********

The contents and sending of this information circular have been approved by the directors of the Corporation.

DATED as of the 28th day of April, 2005.

“Mark O’Dea”

Mark O’Dea President and Chief Executive Officer

SCHEDULE I

RESOLUTION OF THE SHAREHOLDERS OF
FRONTEER DEVELOPMENT GROUP INC.
AMENDING THE STOCK OPTION PLAN

BE IT RESOLVED THAT:

1.

the stock option plan of the Corporation (the “Plan”) be amended to permit the grant of an additional 1,500,000 common shares thereunder;

2.

the Plan, as amended pursuant to item 1 above, be authorized and approved as the stock option plan of the Corporation, subject to any limitations imposed by applicable regulations, laws, rules and policies; and

3.

any officer or director of the Corporation is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to this resolution.